UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                      ------------------------------------

                              THE NORTH FACE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0025 PER SHARE
                         (Title of Class of Securities)

                                    65931710
                                 (CUSIP Number)

                      ------------------------------------

                                James G. Fifield
                            c/o The North Face, Inc.
                               2013 Farallon Drive
                              San Leandro, CA 94577
                            Tel. No.: (510) 618-3500
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                      ------------------------------------

                                September 1, 1999
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.250.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 65931710                                             Page 2 of 6 Pages
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1         Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)

          James G. Fifield

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          PF, SC

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]


6         Citizenship or Place of Organization

          U.S.A.

                                7         Sole Voting Power

           NUMBER OF                      1,110,060
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        10,000
             WITH
                                9         Sole Dispositive Power

                                          1,110,060

                                10        Shared Dispositive Power

                                          10,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,120,060

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]


13        Percent of Class Represented by Amount in Row (11)

          8.5%

14        Type of Reporting Person (See Instructions)

          IN

CUSIP No. 65931710                                             Page 3 of 6 Pages
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James G. Fifield (the "Reporting Party") hereby amends his report on Schedule
13D, dated May 13, 1998, and amended by Amendment No. 1 thereto ("Amendment No.1"), which was filed with the Commission on March 5, 1999 (as so amended, the "Schedule 13D"), relating to shares of Common Stock, par value $.0025 per share (the "Common Stock"), of The North Face, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein have the respective meanings given to those terms in the Schedule 13D.

As previously reported in Amendment No. 1, on February 27, 1999 the Company entered in to a Transaction Agreement (the "Transaction Agreement") with TNF Acquisition LLC ("TNFA"), regarding a recapitalization of the Company. On February 26, 1999, the Reporting Party, TNFA and TNF Investment LLC, the sole member of TNFA ("TNFI" and, together with TNFA, the "Investors"), entered into two letter agreements (the "Letter Agreements") in connection with the transactions contemplated by the Transaction Agreement. On September 1, 1999, the Company announced the termination of the Transaction Agreement. The Reporting Person also resigned as President and Chief Executive Officer of the Company effective as of September 1, 1999.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended by deleting part (c) thereof and replacing it with the following:

         (c) The Reporting Person is a director of the Company.

Item 2 of the Schedule 13D is hereby further amended by deleting the last two paragraphs thereof (both of which were added by Amendment No.1.)

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and restated by deleting it in its entirety and replacing it with the following:

         The 710,060 Purchased Shares were purchased by the Reporting party for investment in connection with the Reporting Party entering into an Employment Agreement (the "Employment Agreement") with the Company. Pursuant to the Employment Agreement, the company granted the Reporting Person an option to purchase 900,000 shares of Common Stock (the "1998 Option") under the Company's 1998 Non-Statutory Option Plan. Effective September 1, 1999, the Reporting Person resigned from his positions as Chief Executive Officer and President of the Company. In connection with such resignation, the Company and the Reporting Person agreed to accelerate the vesting of the 1998 Option

CUSIP No. 65931710                                             Page 4 of 6 Pages
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with respect to 400,000 shares and to cancel the 1998 Option with respect to the remaining 500,000 shares. The vested 400,000 share portion of the 1998 Option shall remain exercisable until May 18, 2008.

         Except for the transactions and arrangements described in this Schedule 13D, the Reporting Party has no intention, plan or proposal with respect to:

         1. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         4. Any change in the present Board of Directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancy on the Board;

         5. Any material change in the present capitalization or dividend policy of the issuer;

         6. Any other material change in the issuer's business or corporate structure;

         7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         10.      Any action similar to any of those enumerated above.

CUSIP No. 65931710                                             Page 5 of 6 Pages
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Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         To the Reporting Party's knowledge, the aggregate number of shares of Common Stock outstanding on August 9, 1999 was 12,731,000.

                  (a) As of the close of business on the date hereof, Reporting Party may be deemed to beneficially own 1,120,060 shares of Common Stock. Such shares represent 8.5% of the Common Stock outstanding and include 10,000 shares owned by the Reporting Party's spouse. The Reporting Party disclaims beneficial ownership of the shares owned by the Reporting Party's spouse.

                  (b) The Reporting Party has sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by Reporting Party, other than the shares owned by the Reporting Party's spouse.

                  (c) Except as set forth above, the Reporting Party has not effected any transaction in shares of Common Stock during the preceding 60 days.

                  (d) To the knowledge of the Reporting Party, no person other than the Reporting Party has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Reporting Party, other than the shares owned by the Reporting Party's spouse.

                  (e) Not applicable.

Item 7.  Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by deleting the following items:

         Exhibit 4. Letter Agreement, dated February 26, 1999, among James Fifield, TNF Investment LLC and TNF Acquisition LLC.

         Exhibit 5. Letter Agreement, dated February 26, 1999, addressed to TNF Investment LLC and TNF Acquisition LLC from and executed by James Fifield.

The above-listed agreements have been terminated and are no longer of any force or effect.

CUSIP No. 65931710                                             Page 6 of 6 Pages
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                                    Signature


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 1999


                                             /s/ James G. Fifield
                                             --------------------
                                             James G. Fifield